SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                      ------------------------------------



                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                      ------------------------------------



                                 ARTISOFT, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                            PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   04314L106
                                 (Cusip Number)

                      ------------------------------------



                               GERALD R. FORSYTHE
                                1075 NOEL AVENUE
                            WHEELING, ILLINOIS 60090
                                 (847) 459-4250


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                      ------------------------------------



                                    COPY TO:
                             JEFFREY P. COHEN, ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000


                      ------------------------------------



                                OCTOBER 28, 1996
            (Date of event which requires filing of this statement)





--------------------------------------------------------------------------------


[ ]      Check box if the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).


[ ]      Check box if a fee is being paid with the statement.

--------------------------------------------------------------------------------




                               PAGE 1 OF 14 PAGES

----------------------------------                                                     -----------------------------------
CUSIP No.  04314L106                                       13D                                       Page 2
----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                         GERALD R. FORSYTHE
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a)[X]
                                                                                                                        (b)[ ]
-------------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS
                                         PF, OO
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                         UNITED STATES
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                    333,070
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
        PERSON WITH
                            -------------------------------------------------------------------------------------------------
                                 8.      SHARED VOTING POWER

                                                  1,151,700
                            -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                    333,070
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  1,151,700
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         1,590,770
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         11.0%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                                         IN
=============================================================================================================================











----------------------------------                                                     -----------------------------------
CUSIP No.  04314L106                                       13D                                       Page 3
----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        INDECK POWER EQUIPMENT COMPANY
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a)[X]
                                                                                                                        (b)[ ]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS
                                        WC, OO
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                        ILLINOIS
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
        PERSON WITH
                            -------------------------------------------------------------------------------------------------
                                 8.      SHARED VOTING POWER

                                                  485,700
                            -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  485,700
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        1,590,770
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        11.0%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                                        CO
=============================================================================================================================











----------------------------------                                                     -----------------------------------
CUSIP No.  04314L106                                       13D                                       Page 4
----------------------------------                                                     -----------------------------------

=============================================================================================================================
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                        INDECK ENERGY SERVICES, INC.
-----------------------------------------------------------------------------------------------------------------------------
    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                          (a)[X]
                                                                                                                        (b)[ ]
-----------------------------------------------------------------------------------------------------------------------------
    3.        SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
    4.        SOURCES OF FUNDS
                                        WC, OO
-----------------------------------------------------------------------------------------------------------------------------
    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

                                                                                                                           [ ]
-----------------------------------------------------------------------------------------------------------------------------
    6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                                        ILLINOIS
-----------------------------------------------------------------------------------------------------------------------------
                                 7.      SOLE VOTING POWER
         NUMBER OF
          SHARES                                  0
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
        PERSON WITH
                            -------------------------------------------------------------------------------------------------
                                 8.      SHARED VOTING POWER

                                                  666,000
                            -------------------------------------------------------------------------------------------------
                                 9.      SOLE DISPOSITIVE POWER

                                                  0
                            -------------------------------------------------------------------------------------------------
                                10.      SHARED DISPOSITIVE POWER

                                                  666,000
-----------------------------------------------------------------------------------------------------------------------------
    11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        1,590,770
-----------------------------------------------------------------------------------------------------------------------------
    12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                        [ ]
-----------------------------------------------------------------------------------------------------------------------------
    13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                        11.0%
-----------------------------------------------------------------------------------------------------------------------------
    14.       TYPE OF REPORTING PERSON

                                        CO
=============================================================================================================================

                        AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2, which is being filed jointly by Gerald R. Forsythe ("Mr. Forsythe"), Indeck Power Equipment Company ("Indeck Power") and Indeck Energy Services, Inc. ("Indeck Energy") (collectively, the "Reporting Persons"), supplements and amends the Statement on Schedule 13D relating to the Common Stock of the Company (each as defined herein) originally filed jointly by the Reporting Persons with the Commission on January 19, 1996, as amended by Amendment No. 1 thereto filed jointly by the Reporting Persons with the Commission on July 9, 1996 (as amended, the "Statement").

         Because this Amendment No. 2 constitutes the first electronically filed amendment to the Statement, the entire text of the Statement, as amended hereby, is being restated in accordance with Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended (the "Act").


ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the common stock, par value $.01 per share ("Common Stock"), of Artisoft, Inc. (the "Company"). The Company's principal executive offices are located at 2202 North Forbes Boulevard, Tucson, Arizona 85745.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c),(f) This Statement is being filed jointly by the Reporting Persons. The business address of Mr. Forsythe is 1075 Noel Avenue, Wheeling, Illinois 60090. Mr. Forsythe's principal occupation is to serve as the Chairman of the Board and Chief Executive Officer of each of Indeck Power and Indeck Energy.

            Indeck Power is an Illinois corporation, and its principal business is the rental of steam- fired boiler equipment. The address of the Indeck Power's principal business and principal office is located at 1111 S. Willis, Wheeling, Illinois 60090.

            Indeck Energy is an Illinois corporation, and its principal business is the development of cogeneration facilities. The address of the Indeck Energy's principal business and principal office is located at 1130 Lake Cook Road, Suite 300, Buffalo Grove, Illinois 60089.

            Information with respect to the directors and executive officers of Indeck Power and Indeck Energy is detailed at Schedule I and Schedule II hereto, respectively.

         (d)-(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any of the persons listed in Schedule I or Schedule II hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Forsythe used his personal funds and margin account borrowings, and Indeck Power and Indeck Energy each used their respective working capital and margin account borrowings, for the purchases described in Item 5(c) below.


ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Persons have acquired the Common Stock beneficially owned by them for investment purposes, because they believe that the trading prices of the Common Stock in the public market do not adequately reflect the potential value of the Company's underlying businesses and assets.

         None of the Reporting Persons presently has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of any such securities,
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present management of the Company, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) any other material change in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act, or (j) any action similar to any of those enumerated in the foregoing clauses (a) through (i). However, as substantial stockholders of the Company, the Reporting Persons expect and intend to explore and be receptive to opportunities to enhance the value of the Common Stock owned by the Reporting Persons, including changes to the composition of the Company's board of directors and/or management and extraordinary transactions involving the Company.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Reporting Persons beneficially own an aggregate of 1,590,770 shares of Common Stock, representing approximately 11.0% of the outstanding shares of Common Stock (based upon 14,498,000 shares reported as outstanding as of September 20, 1996 by the Company in its Annual Report on Form 10-K for the fiscal year ended June 30, 1996), of which 106,000 shares of Common Stock (or 7.3%) are beneficially owned as a result of the ownership by the Reporting Persons of listed call options. See Item 6.

         Except as set forth in Schedule I and Schedule II, to the knowledge of the Reporting Persons no person identified on Schedule I or Schedule II (other than Mr. Forsythe) beneficially owns any shares of Common Stock.

         (b) Mr. Forsythe has the sole power to vote and dispose of the 333,070 shares of Common Stock owned by him personally; Mr. Forsythe and Indeck Power share the power to vote and dispose of the 485,700 shares of Common Stock owned by Indeck Power; and Mr. Forsythe and Indeck Energy share the power to vote and dispose of the 666,000 shares of Common Stock owned by Indeck Energy.

         (c) The following is a schedule of the transactions in Common Stock effected by the Reporting Persons in the last 60 days, all of which were effected in the open market through the facilities of the NASDAQ Stock Market:

                                     Number of        Number of
                        Date      Shares Purchased   Shares Sold    Price Per Share
                        ----      ----------------   -----------    ---------------
Mr. Forsythe          09/04/94                             2,000           $7.3750
------------
                      09/06/96                             8,000           $6.6250



Indeck Energy         10/22/96            33,500                           $6.2941
-------------
                      10/25/96            12,500                           $6.3100

                      10/28/96             2,500                           $6.1225

                      10/28/96            16,000                           $6.1225

                      10/28/96             7,500                           $6.1225



Indeck Power          10/22/96            33,500                           $6.2941
------------
                      10/23/96             2,500                           $6.1850

                      10/25/96            12,500                           $6.3100

                      10/25/96             7,500                           $6.1850

                      10/28/96            16,000                           $6.1225

                      10/29/96             2,500                           $6.1225

         In addition, on September 19, 1996, Mr. Forsythe exercised 200 listed call options, each of which had an exercise price of $5.00 per share of Common Stock and an expiration date of September 20, 1996, pursuant to which he purchased a total of 20,000 shares of Common Stock.

         (d)-(e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            The Reporting Persons own an aggregate of 1,060 listed call options to purchase an aggregate of 106,000 shares of Common Stock, all of which were purchased in open market transactions. Of those 1,060 listed call options, 525 options have an exercise price of $7.25 per share of Common Stock and an expiration date of December 20, 1996, 460 options have an exercise price of $10.00 per share of Common Stock and an expiration date of December 20, 1996, and 75 options have an exercise price of $5.00 per share of Common Stock and an expiration date of June 20, 1997.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 7.7 Agreement of Joint Filing among the Reporting Persons dated November 6, 1996.

                                   SCHEDULE I

                           INFORMATION REGARDING THE
                DIRECTORS AND EXECUTIVE OFFICERS OF INDECK POWER


Set forth in the table below are the name and the present principal occupations or employment of each director and executive officer of Indeck Power, each of whom is a United States citizen. The principal business address of Indeck Power and each person identified below (other than Messrs. Forsythe, DeNotto and Lagowski) is 1111 S. Willis, Wheeling, Illinois 60090. Messrs. Forsythe's, DeNotto's and Lagowski's respective principal business addresses are set forth below their names. Directors are identified by an asterisk.

        Name                             Present Principal Occupation or Employment
        ----                             ------------------------------------------
GERALD R. FORSYTHE*               Mr. Forsythe's principal occupation is to serve as Chairman
    1075 Noel Road                of the Board and Chief Executive Officer of Indeck Power
    Wheeling, IL 60069            and Indeck Energy.

MARSHA FORSYTHE-FOURNIER*         Ms. Fournier's principal occupation is to serve as a director and as Executive Vice President of Indeck Power.  Ms.
                                  Fournier is the daughter of Mr. Forsythe.  Ms. Fournier
                                  beneficially owns 26,200 shares of Common Stock, none of
                                  which were purchased in the last 60 days.  Ms. Fournier has sole voting and dispositive power with respect to all such shares.

LAURENCE A. LAGOWSKI*             Mr. Lagowski's principal occupation is to serve as a director
    1130 Lake Cook Road           and as Senior Vice President, Chief Financial Officer,
    Suite 300                     Treasurer and Assistant Secretary of Indeck Energy.  Mr.
    Buffalo Grove, IL 60089       Lagowski also serves as a director and as Vice President,
                                  Treasurer and Assistant Secretary of Indeck Power.  Mr.
                                  Lagowski beneficially owns 800 shares of Common Stock,
                                  none of which was purchased in the last 60 days.  Mr.
                                  Lagowski has sole voting and dispositive power with respect to all such shares.

GERALD F. DENOTTO                 Mr. DeNotto's principal occupation is to serve as Vice
    1130 Lake Cook Road           President and Secretary of Indeck Energy.  Mr. DeNotto also
    Suite 300                     serves as Secretary of Indeck Power.
    Buffalo Grove, IL 60089

                                  SCHEDULE II

                           INFORMATION REGARDING THE
               DIRECTORS AND EXECUTIVE OFFICERS OF INDECK ENERGY

Set forth in the table below are the name and the present principal occupations or employment of each director and executive officer of Indeck Energy, each of whom is a United States citizen. The principal business address of Indeck Power and each person identified below (other than Mr. Forsythe) is 1130 Lake Cook Road, Suite 300, Buffalo Grove, Illinois 60089. Mr. Forsythe's principal business address is set forth below his name. Directors are identified by an asterisk.

        Name                             Present Principal Occupation or Employment
        ----                             ------------------------------------------
GERALD R. FORSYTHE*               Mr. Forsythe's principal occupation is to serve as Chairman of
    1075 Noel Road                the Board and Chief Executive Officer of Indeck Energy
    Wheeling, IL 60069            and Indeck Power.


RUSSELL F. LINDSAY*               Mr. Lindsay's principal occupation is to serve as Vice
                                  Chairman of the Board Indeck Energy.

KEVIN C. YESSIAN*                 Mr. Yessian's principal occupation is to serve as a director and as President of Indeck Energy.  Mr. Yessian beneficially owns
                                  300 shares of Common Stock, none of which was purchased in the last 60 days.  Mr. Yessian has sole voting and dispositive power with respect to all such shares.

LAURENCE A. LAGOWSKI*             Mr. Lagowski's principal occupation is to serve as a director and as Senior Vice President, Chief Financial Officer,
                                  Treasurer and Assistant Secretary of Indeck Energy.  Mr.
                                  Lagowski also serves as a director and as Vice President,
                                  Treasurer and Assistant Secretary of Indeck Power.  Mr.
                                  Lagowski beneficially owns 800 shares of Common Stock,
                                  none of which was purchased in the last 60 days.  Mr.
                                  Lagowski has sole voting and dispositive power with respect to all such shares.

LAWRENCE J. KOSTRZEWA*            Mr. Kostrzewa's principal occupation is to serve as a director and as Senior Vice President of Indeck Energy.

PREM P.C. BABU                    Mr. Babu's principal occupation is to serve as a Vice President of Indeck Energy.

ARNOLD S. BECKER                  Mr. Becker's principal occupation is to serve as a Vice
                                  President of Indeck Energy.

GERALD F. DENOTTO                 Mr. DeNotto's principal occupation is to serve as a Vice
                                  President and Secretary of Indeck Energy.  Mr. DeNotto also serves as Secretary of Indeck Power.

        Name                             Present Principal Occupation or Employment
        ----                             ------------------------------------------
WAYNE R. GRAYCZYK                 Mr. Grayczyk's principal occupation is to serve as a Vice
                                  President of Indeck Energy.  Mr. Grayczyk beneficially owns
                                  1,000 shares of Common Stock, none of which was purchased
                                  in the last 60 days.  Mr. Grayczyk has sole voting and
                                  dispositive power with respect to all such shares.

JOSEPH L. GOCKE                   Mr. Gocke's principal occupation is to serve as a Vice
                                  President of Indeck Energy.

VICTOR F. RANALLETTA              Mr. Ranalletta's principal occupation is to serve as a Vice
                                  President of Indeck Energy.

ALAN R. WASKIN                    Mr. Waskin's principal occupation is to serve as Assistant
                                  Secretary of Indeck Energy.


                                   SIGNATURES


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 6, 1996


                                        /s/ GERALD R. FORSYTHE
                                        -------------------------------------
                                            Gerald R. Forsythe



                                        INDECK POWER EQUIPMENT COMPANY


                                        By: /s/ GERALD R. FORSYTHE
                                        -------------------------------------
                                                Gerald R. Forsythe
                                                Chief Executive Officer



                                        INDECK ENERGY SERVICES, INC.


                                        By: /s/ GERALD R. FORSYTHE
                                       -------------------------------------
                                                Gerald R. Forsythe
                                                Chief Executive Officer

                                 EXHIBIT INDEX




EXHIBIT NO.                            DESCRIPTION
-----------                            -----------

Exhibit 7.7 Agreement of Joint Filing among the Reporting Persons dated November 6, 1996.